LAW OFFICES OF

PETILLON HIRAIDE & LOOMIS LLP

LEE R. PETILLON+* MARK T. HIRAIDE+* ROGER D. LOOMIS, JR.* LISA M. HIRAIDE*	DEL AMO FINANCIAL CENTER 21515 HAWTHORNE BOULEVARD, SUITE 1260 TORRANCE, CALIFORNIA 90503 TELEPHONE (310) 543-0500 « FACSIMILE (310) 543-0550 www.phlcorplaw.com	Los Angeles Office 865 S. FIGUEROA STREET 23RD FLOOR LOS ANGELES,, CA 90017-2565 TELEPHONE (213) 622-0527 FAX (310) 543-0550

+A PROFESSIONAL CORPORATION

*ADMITTED TO PRACTICE IN CALIFORNIA

February 19, 2010

By Federal Express

Pradip Bhaumik, Esq.

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:         Bidz.com, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 25, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009

Filed November 9, 2009

Form 8-K Filed August 10, 2009

File No. 1-33513

Dear Mr. Bhaumik:

Thank you for speaking with me regarding the comment letter, dated December 24, 2009, from Ms. Cecilia Blye to our client Bidz.com, Inc. (the “Registrant”) regarding the captioned filings.  I appreciate very much your courtesy in extending us an extension of time until today to respond to the staff’s comment letter.

Please find enclosed a schedule provided to us by the Registrant describing all of the transactions between the Registrant and customers or any other parties in Cuba, Iran, Sudan, and Syria. The transactions identified on the enclosed schedule were online sales to customers in Syria.  The products sold were jewelry.

Also enclosed please find the requested Acknowledgment by the Company.

Please do not hesitate to call me, if you have any questions. Once again, it was a pleasure speaking with you.

Thank you.

Very truly yours,

PETILLON, HIRAIDE & LOOMIS LLP

by Mark T. Hiraide

MTH:jmh

cc:	Leon Kuperman

Inv.#	Date	Username	Name	Address	City
2570428	6/10/2006	howishe	Michel bazerji	Syria.Aleppo pobob 1182	Aleppo
2689028	7/29/2006	laham59	fayez laham	joul jammal street no.37 tibi building	damascus
2887381	10/11/2006	laham59	fayez laham	joul jammal street no.37 tibi building	damascus
2887385	10/11/2006	laham59	fayez laham	joul jammal street no.37 tibi building	damascus
3027523	11/21/2006	ayash	Ayass Hariri	New Shahba-alrayyan str. bld.36	Aleppo,
3221854	1/5/2007	ayash	Ayass Hariri	New Shahba-alrayyan str. bld.36	Aleppo,
3221854	1/5/2007	ayash	Ayass Hariri	New Shahba-alrayyan str. bld.36	Aleppo,
3221854	1/5/2007	ayash	Ayass Hariri	New Shahba-alrayyan str. bld.36	Aleppo,

	Amount	Shipping	Tracking #
2570428	$28.79	FedEx Int MailService	854006933051
2689028	$54.54	FedEx Int MailService	854006971269
2887381	$10.50	FedEx Int MailService	854007038890
2887385	$66.95	FedEx Int MailService	854007038982
3027523	$128.75	FedEx Int MailService	854007034082
3221854	$61.75	FedEx Int MailService	854006981914
3221854	$61.75	FedEx Int MailService	854006981914
3221854	$61.75	FedEx Int MailService	854006981914

Province	County	Amount	Shipping	Tracking #
syria 1182		$28.79	FedEx Int MailService	854006933051
dam 0000		$54.54	FedEx Int MailService	854006971269
dam 0000		$10.50	FedEx Int MailService	854007038890
dam 0000		$66.95	FedEx Int MailService	854007038982
Syria 7441		$128.75	FedEx Int MailService	854007034082
Syria 7441		$61.75	FedEx Int MailService	854006981914
Syria 7441		$61.75	FedEx Int MailService	854006981914
Syria 7441		$61.75	FedEx Int MailService	854006981914